                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1 )*
                                          ---

                          Universal Manufacturing Co.
           --------------------------------------------------------
                                (Name of Issuer)

                                    Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    913708-10-3
           --------------------------------------------------------
                                 (CUSIP Number)

                              Thomas Rasmussen
                               P.O. Box 61428
                           Denver, Colorado, 80206
                                (303) 755-5414
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 15, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 5 Pages
                                       ---

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CUSIP No. 913708-10-3                 13D                 Page  2  of  5  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Thomas Rasmussen
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 100
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              52,200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              53,300
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     53,300
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 913708-10-3                 13D                 Page  3  of  5  Pages
          ---------                                            ---    ---


ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock of Universal Manufacturing Co. ("Issuer"), an Iowa corporation, having its principal executive offices at 405 Diagonal Street, Algona, Iowa 50511.

ITEM 2.   IDENTITY AND BACKGROUND.

THOMAS RASMUSSEN
     P.O. Box 61428
     Denver, Colorado  80206

     Mr. Rasmussen is employed at Jeff Sacks & Associates, 5580 La Jolla Boulevard, La Jolla, California 92037. Mr. Rasmussen is a director of the Issuer.

     Mr. Rasmussen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Rasmussen is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The 100 shares of Common Stock of Universal Manufacturing Co. owned by Mr. Rasmussen were acquired by gift.

     (b) Mr. Rasmussen inherited 25% of the 53,200 shares of Common Stock held in trust over which Mr. Rasmussen presides as a Trustee.

ITEM 4.   PURPOSE OF TRANSACTION.

          The reporting person has no plans to acquire additional securities, however, he may at any time sell some or all of the shares of the Issuer of which he owns or acts as Trustee. Mr. Rasmussen does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

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CUSIP No. 913708-10-3                 13D                 Page  4  of  5  Pages
          ---------                                            ---    ---


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to the most recently published financial information provided by the Issuer, there were approximately 816,000 shares of the Issuer's common stock outstanding. Thomas Rasmussen, at the present time, beneficially owns an aggregate of 53,300 shares of the Issuer's common stock, constituting approximately 6.5% of the outstanding shares.

     (b) Thomas Rasmussen has sole dispositive power with respect to 53,300 shares, including 100 shares held by him directly and 53,200 shares held by him as trustee of a trust of which Mr. Rasmussen is one of four beneficiaries.

          Mr. Rasmussen has shared voting power with respect to 53,200 shares held by him as trustee of a trust of which he is one of four beneficiaries.

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CUSIP No. 913708-10-3                 13D                 Page  5  of  5  Pages
          ---------                                            ---    ---


     (c) Information with respect to acquisition of the common stock of the Issuer by the Reporting Person is set forth below:


                                             Shares      Price Per     Where
 Name of Person                      Date    Acquired      Share     Transacted
----------------                    ------   --------    ---------   -----------

 Thomas Rasmussen                     1984      100        Gift        NASDAQ


 Thomas Rasmussen, as Trustee
                                    7/18/93  53,200        $7.00       NASDAQ



     (d)  Not applicable.

     (e)  March 15, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       June 5, 1998
                                       ----------------------------------------
                                       (Date)

                                        /s/ Thomas W. Rasmussen
                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)